Yukon

Yukon Corporate Registries / Registre des sociétés du Yukon

Registry No. / Numéro d'enregistrement : 534398

Business Corporations Act RSY 2002, c.20
(Subsection 195(11))

CERTIFICATE OF ARRANGEMENT

Loi sur les sociétés par actions RSY 2002, c.20
(Paragraphe 195(11))

CERTIFICAT D'ARRANGEMENT

I CERTIFY THAT

J'ATTESTE QUE

ALACER GOLD CORP.

effected an arrangement under section 195 of the *Business Corporations Act* as set out in the attached Articles of Arrangement.

a effectué un arrangement en vertu de l'article 195 de la *Loi sur les sociétés par actions*, tel qu'indiqué aux clauses d'arrangement ci-jointes.

Date of Arrangement:

Date de l'arrangement:

2020-09-16

Fred Pretorius
REGISTRAR OF CORPORATIONS / REGISTRAIRE DES SOCIÉTÉS

2020-09-16
DATE OF ISSUE / DATE DE DÉLIVRANCE

All dates are in YYYY-MM-DD format.

Toutes les dates sont au format AAAA-MM-JJ.

Yukon
Community Services
Services aux collectivités

Business Corporations Act (Subsection 195(10)) **Form 17**
ARTICLES OF ARRANGEMENT
Loi sur les sociétés par actions *(Paragraphe 195(10))* ***Formule 17***
CLAUSES DE L'ARRANGEMENT

Attach additional page(s) if necessary / *Annexer des feuilles supplémentaires au besoin*

1. Name of corporation / *Dénomination sociale de la société par actions :*

ALACER GOLD CORP.

2. Yukon registry number / *Numéro d'enregistrement au Yukon :*

534398

3. Date of Yukon Supreme Court order for arrangement (attach court-certified copy) **:**
***Date de l'ordonnance approuvant l'arrangement de la Cour suprême du Yukon** (joindre une copie certifiée conforme de l'ordonnance) :*

Court order date / *Date de l'ordonnance :* 2020 07 16
YYYY/AAAA MM/MM DD/JJ

4. The articles of the corporation are amended by the Court order as follows :
Les statuts constitutifs de la société par actions sont modifiés par l'ordonnance de la Cour de la façon suivante :

The articles of the corporation are amended and shall take effect in accordance with the terms and conditions set out in the Plan of Arrangement attached hereto as Schedule A.

FILED
SEP 16 2020
DEPUTY REGISTRAR OF CORPORATIONS

5. Name of individual signing / *Nom du signataire :*

Sparks
Last Name / *Nom de famille*

Michael
First Name / *Prénom*

6. Title of individual signing / *Titre du signataire :*

Chief Legal Officer and Secretary
Director, officer, or authorized agent / *Administrateur, dirigeant ou mandataire autorisé*

7. Signature / *Signature :*

(signed) "Michael Sparks"

8. Date of signature / *Date de signature :*

2020 09 15
YYYY/AAAA MM/MM DD/JJ

Schedule "A"

PLAN OF ARRANGEMENT UNDER SECTION 195 OF THE BUSINESS CORPORATIONS ACT (YUKON)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"**Alacer**" means Alacer Gold Corp.;

"**Alacer CDI**" means an Alacer CHESS Depository Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in an Alacer Share that is registered in the name of CDN;

"**Alacer CDI Holders**" means the holders of outstanding Alacer CDIs;

"**Alacer DSU Plans**" means the deferred share unit plans of Alacer dated June 6, 2017 and April 17, 2014, respectively;

"**Alacer DSUs**" means the outstanding deferred share units issued under the Alacer DSU Plans;

"**Alacer Meeting**" means the special meeting of the Alacer Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

"**Alacer PSU Plan**" means the performance share unit plan of Alacer dated June 6, 2017;

"**Alacer PSUs**" means the outstanding performance share units issued under the Alacer PSU Plan;

"**Alacer RSU Plan**" means the restricted share unit plan of Alacer dated April 28, 2017;

"**Alacer RSUs**" means the outstanding restricted share units issued under the Alacer RSU Plan;

"**Alacer Shareholders**" means the holders of outstanding Alacer Shares, including, for the avoidance of doubt, Alacer CDI Holders;

"**Alacer Shares**" means the common shares in the capital of Alacer as currently constituted and that are currently listed and posted for trading on the TSX under the symbol "ASR", and, where applicable, any corresponding Alacer CDIs posted for trading on the ASX under the symbol "AOG";

"**Arrangement**" means the arrangement under section 195 of the YBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with the terms of the Arrangement Agreement or this Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

"**Arrangement Agreement**" means the arrangement agreement dated May 10, 2020, between SSR and Alacer, together with the schedules attached thereto and the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"**Arrangement Resolution**" means the special resolution of the Alacer Shareholders approving the Arrangement to be considered at the Alacer Meeting, substantially in the form and content of Schedule "B" to the Arrangement Agreement;

"**Articles of Arrangement**" means the articles of arrangement of Alacer in respect of the Arrangement required by the YBCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Denver, Colorado;

"**CDN**" means CHESS Depositary Nominees Pty Limited, the entity that provides (or will provide in the case of SSR CDIs) depositary services in respect of the Alacer CDIs and SSR CDIs;

"**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Registrar pursuant to subsection 195(11) of the YBCA in respect of the Articles of Arrangement;

"**Consideration**" means, for each Alacer Share, the number of Consideration Shares equal to the Exchange Ratio;

"**Consideration CDIs**" means the SSR Shares in the form of SSR CDIs to be issued to the Alacer CDI Holders pursuant to the Arrangement, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date;

"**Consideration Shares**" means the SSR Shares to be issued to the Alacer Shareholders and, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date, to CDN (on account of Consideration CDIs) pursuant to the Arrangement;

"**Court**" means the Supreme Court of Yukon;

"**Depositary**" means AST Trust Company (Canada) or such other trust company, bank or financial institution agreed to in writing between SSR and Alacer for the purpose of, among other things, exchanging certificates representing Alacer Shares for certificates representing Consideration Shares in connection with the Arrangement;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1;

"Dissenting Shareholder" means a registered holder of Alacer Shares who has duly and validly exercised its Dissent Rights pursuant to Section 4.1 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing prior to the Effective Date;

"Exchange Ratio" means 0.3246 of an SSR Share for each Alacer Share, subject to adjustment pursuant to Section 2.16 of the Arrangement Agreement;

"Final Order" means the final order of the Court pursuant to section 195(9)(a) of the YBCA, approving the Arrangement, in form and substance acceptable to Alacer and SSR, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Alacer and SSR, each acting reasonably) on appeal;

"final proscription date" shall have the meaning ascribed thereto Section 5.5;

"Governmental Entity" means: (a) any multinational, transnational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi governmental or private body, including any tribunal, commission, regulatory agency or self regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

"Interim Order" means the interim order of the Court in form and substance acceptable to Alacer and SSR, each acting reasonably, providing for, among other things, the calling and holding of the Alacer Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Alacer and SSR, each acting reasonably;

"Law" or **"Laws"** means, with respect to any person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applicable by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property, assets or securities, the terms and conditions of any permit and to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

"Letter of Transmittal" means the letter of transmittal sent to Alacer Shareholders for use in connection with the Arrangement;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, statutory trusts, charges, security interests, encumbrances, title retention agreements and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Party" means any of Alacer or SSR, as the case may be, and **"Parties"** means both of them, collectively;

"person" includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated organization, unincorporated syndicate, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations thereto made in accordance with Section 8.5 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court with the consent of the Parties, each acting reasonably;

"Registrar" means the registrar appointed under Section 263(1) of the YBCA;

"SSR" means SSR Mining Inc.;

"SSR CDI" means an SSR CHESS Depository Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in an SSR Share that is registered in the name of CDN;

"SSR Shares" means the common shares of SSR as currently constituted and that are currently listed and posted for trading on the TSX and the Nasdaq Capital Market under the symbol "SSRM";

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time;

"TSX" means the Toronto Stock Exchange;

"U.S. Securities Act" means *the United States Securities Act of 1933*, as amended, and the rules and regulations promulgated thereunder;

"U.S. Tax Code" means the *United States Internal Revenue Code of 1986*, as amended; and

"YBCA" means the *Business Corporations Act* (Yukon).

Section 1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "**this Plan of Arrangement**", "**hereof**", "**herein**", "**hereto**", "**hereunder**" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

Section 1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of the United States.

Section 1.7 Time

Time is of the essence in this Plan of Arrangement.

Section 1.8 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of a Certificate of Arrangement, will become effective, and be binding on SSR, Alacer, the Alacer Shareholders (including Dissenting Shareholders) and all holders of Alacer RSUs, Alacer PSUs and Alacer DSUs.

ARTICLE 2
ARRANGEMENT AGREEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

ARTICLE 3
ARRANGEMENT

Section 3.1 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality, in each case, unless stated otherwise:

(1) each Alacer Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Alacer for the consideration contemplated in Article 4, and: (i) the name of such Dissenting Shareholder shall be removed from the central securities register as a holder of Alacer Shares and such Alacer Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder will cease to have any rights as an Alacer Shareholder other than the right to be paid the fair value for their Alacer Shares as set out in Article 4;

(2) each Alacer Share (other than an Alacer Share held by a Dissenting Shareholder) shall be deemed to be transferred to SSR and, in consideration therefor, SSR shall issue the Consideration for each Alacer Share, subject to Section 3.3 and Article 5;

(3) each Alacer RSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer RSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer RSU Plan, the terms of the Alacer RSUs shall be amended so as to substitute for the Alacer Shares subject to such Alacer RSUs such number of SSR Shares equal to (A) the number of Alacer Shares subject to the Alacer RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(4) concurrently with the events described in Section 3.1(3), each Alacer PSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer PSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer PSU Plan, the terms of the Alacer PSUs shall be amended so as to substitute for the Alacer Shares subject to such Alacer PSUs such number of SSR Shares equal to (A) the number of Alacer Shares subject to the Alacer PSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(5) concurrently with the events described in Section 3.1(3) and Section 3.1(4), each Alacer DSU shall, without any further action on the part of any holder of Alacer DSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer DSU Plans, the terms of the Alacer DSUs shall be amended so as to substitute for the Alacer Shares subject to such Alacer DSUs such number of SSR Shares equal to (A) the number of Alacer Shares subject to the Alacer DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

Section 3.2 Effective Time Procedures

(1) Following the receipt of the Final Order and prior to the Effective Date, SSR shall deliver or arrange to be delivered to the Depositary certificates representing the SSR Shares required to be issued to the Alacer Shareholders in accordance with the provisions of Section 3.1, which certificates shall be held by the Depositary as agent and nominee for such Alacer Shareholders for delivery to such Alacer Shareholders in accordance with the provisions of Article 5.

(2) Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered Alacer Shareholder together with certificates representing Alacer Shares and such other documents as the Depositary may reasonably require, Alacer Shareholders shall be entitled to receive delivery of certificates representing the SSR Shares to which they are entitled pursuant to Section 3.1.

Section 3.3 No Fractional Shares

(1) No fractional SSR Shares shall be issued to Alacer Shareholders. The number of SSR Shares to be issued to Alacer Shareholders shall be rounded down to the nearest whole SSR Share in the event that an Alacer Shareholder is entitled to a fractional share representing less than a whole SSR Share. In lieu of any such fractional SSR Share, a person otherwise entitled to a fractional SSR Share shall receive a cash payment determined by reference to the volume weighted average trading price of SSR Shares on the TSX on the first five trading days on which such shares trade on such exchange following the Effective Date.

(2) All SSR Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

ARTICLE 4
DISSENT RIGHTS

Section 4.1 Dissent Rights

Each registered Alacer Shareholder may exercise dissent rights (**"Dissent Rights"**) with respect to Alacer Shares held by such Alacer Shareholder in connection with the Arrangement pursuant to and in the manner set forth in section 193 of the YBCA, as modified by the Interim Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Alacer Shareholder to the Arrangement Resolution must be received by Alacer not

later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Alacer Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Alacer Shares held by them and in respect of which Dissent Rights have been validly exercised, to Alacer, free and clear of all Liens, as provided in Section 3.1(1) and if they:

(1) are ultimately entitled to be paid fair value for their Alacer Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(1)); (ii) will be entitled to be paid the fair value of such Alacer Shares by Alacer, which fair value, notwithstanding anything to the contrary contained in Part 14 of the YBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights in respect of such Alacer Shares; or

(2) are ultimately not entitled, for any reason, to be paid fair value for such Alacer Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement on the same terms as a non-dissenting holder of Alacer Shares and shall be entitled to receive only the consideration contemplated by Section 3.1(2) that such Dissenting Shareholders would have received pursuant to the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights.

Section 4.2 Recognition of Dissenting Shareholders

(1) In no circumstances shall SSR, Alacer or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of Alacer Shares in respect of which such Dissent Rights are purported to be exercised.

(2) For greater certainty, in no case shall SSR, Alacer or any other person be required to recognize any Dissenting Shareholder as a holder of Alacer Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(1), and the name of such Dissenting Shareholder shall be removed from the register of Alacer Shareholders as to those Alacer Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(1) occurs. In addition to any other restrictions under Section 193 of the YBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of Alacer RSUs, Alacer PSUs or Alacer DSUs; and (ii) any Alacer Shareholder who votes or has instructed a proxyholder to vote such Alacer Shareholder's Alacer Shares in favour of the Arrangement Resolution (but only in respect of such Alacer Shares).

ARTICLE 5
DELIVERY OF SSR SHARES

Section 5.1 Delivery of SSR Shares

(1) Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Alacer Shares that were exchanged for SSR Shares in accordance with Section 3.1, together with a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the SSR Shares that such holder is entitled to receive in accordance with Section 3.1.

(2) After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Alacer Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing SSR Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1.

Section 5.2 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Alacer Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the consideration to which such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such consideration is to be delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to SSR and the Depositary, each acting reasonably, in such amount as SSR may direct, or otherwise indemnify SSR and Alacer in a manner satisfactory to SSR and Alacer, each acting reasonably, against any claim that may be made against SSR or Alacer with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to SSR Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Alacer Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to Law and Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing SSR Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such SSR Shares.

Section 5.4 Withholding Rights

SSR, Alacer or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders), such amounts as SSR, Alacer or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the U.S. Tax Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of SSR, Alacer or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to SSR, Alacer or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and SSR, Alacer or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

Section 5.5 Limitation and Proscription

(1) To the extent that a former Alacer Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is three years less one day after the Effective Date (the "**final proscription date**"), then the SSR Shares that such former Alacer Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such SSR Shares shall be delivered to SSR by the Depositary and the share certificates shall be cancelled by SSR, and the interest of the former Alacer Shareholder in such SSR Shares and any other consideration in respect thereof shall be terminated as of such final proscription date.

(2) Any payment made by way of cheque by SSR or the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned or that otherwise remains unclaimed, in each case, on the final proscription date, shall be returned by the Depositary to SSR and any right or claim to payment hereunder that remains outstanding on the final proscription date shall cease to represent a right or claim by or interest of any kind or nature and the right of the former holder of Alacer Shares to receive any such consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to SSR, for no consideration.

ARTICLE 6
AMENDMENTS

Section 6.1 Amendments to Plan of Arrangement

(1) SSR and Alacer reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided

that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by SSR and Alacer, (iii) filed with the Court and, if made following the Alacer Meeting, approved by the Court, and (iv) communicated to Alacer Shareholders if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Alacer at any time prior to the Alacer Meeting provided that SSR shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Alacer Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Alacer Meeting shall be effective only if (i) it is consented to in writing by each of SSR and Alacer, each acting reasonably, and (ii) if required by the Court, it is consented to by Alacer Shareholders voting in the manner directed by the Court.

ARTICLE 7
FURTHER ASSURANCES

Section 7.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of SSR and Alacer will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.